DAYBRIGHT SECURITIES, LLC
(f/k/a MIDAMERICA SECURITIES, LLC)
Report on Statement of
Financial Condition
and Report of Independent Registered
Public Accounting Firm

Year Ended December 31, 2025



PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70084

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Daybright Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3003 South Florida Ave. Suite 202
(No. and Street)

Lakeland	FL	33803
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melanie J. Hancock Brown	813-379-9549	mbrown@daybrightsecurites.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Courtney Munoz   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Daybright Securities, LLC   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DAYBRIGHT SECURITIES, LLC
(f/k/a MIDAMERICA SECURITIES, LLC)

Index

Facing Page



Report of Independent Registered Public Accounting Firm

To the Board of Directors of TVG-KUSRP Holdings, L.P.
And Member of Daybright Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Daybright Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Baker Tilly US, LLP

New York, New York
February 27, 2026

DAYBRIGHT SECURITIES, LLC
(f/k/a MIDAMERICA SECURITIES, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>**ASSETS**</u>

Cash	$ 2,276,456
Commissions receivable	2,240,245
Other current assets	21,380
Total assets	$ 4,538,081

<u>**LIABILITIES AND MEMBER'S EQUITY**</u>

Liabilities	
Accounts payable and accrued expenses	$ 17,746
Payable to related parties	1,505,127
Total liabilities	1,522,873
Commitments and contingencies	
Member's equity	3,015,208
Total liabilities and member's equity	$ 4,538,081

See Notes to Financial Statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

Daybright Securities, LLC (the "Company"), a wholly owned subsidiary of MidAmerica Administrative & Retirement Solutions, LLC (the "Parent" or "MARS"), is a limited liability company which was formed in the State of Delaware on November 6, 2017 under the name MidAmerica Securities, LLC ("MAS"). On July 1, 2025, the Company merged with USRP Equities, LLC ("USRPE"), a wholly-owned subsidiary of U.S. Retirement Partners, Inc. (the "Ultimate Parent" or "USRP"). MARS is also a wholly owned subsidiary of USRP and thus is considered under common control of USRPE. This transaction did not include any consideration paid. MAS remained as the surviving company and was renamed Daybright Securities, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

FINRA and SIPC granted the Company membership effective August 23, 2019.

The Company is engaged in the business of selling mutual funds, variable life insurance and annuities products. With the merger with USRPE, the Company also receives securities-based compensation from other broker-dealers under commission sharing arrangements.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Common Control Transaction:

As USRPE was an entity under common control to the Company, this transaction does not constitute a business combination in accordance with Accounting Standards Codification ("ASC") 805-50, Business Combinations – Related Issues ("ASC 805-50"). Instead, ASC 805-50 dictates that the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. Similarly, the receiving entity shall present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date.

Note 2 - Summary of significant accounting policies (continued):

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Management has concluded that there were no differences between the carrying amounts of the assets and liabilities transferred from the historical cost of the parent of the entities under common control. As of July 1, 2025, the date of the merger, the Company recognized net assets of $209,504 from USRPE.

Cash:

The Company maintains cash deposits in a noninterest bearing checking account at a bank. At times, the cash balance exceeds federally insured limits. We have not experienced any historical credit losses associated with these balances.

Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of two classes of service – the sales of variable life insurance annuities and receiving securities-based compensation from third party broker-dealers under commission sharing arrangements. The Company has identified its Chief Financial Office as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described elsewhere in the summary of significant accounting policies.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for credit losses, if necessary, based on a history of past write-offs and collections and current considerations. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any estimated credit losses which would be included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the receivable. As of January 1, 2025 and December 31, 2025, no allowance for credit losses were deemed necessary. For the year ended December 31, 2025, the Company did not incur any credit losses, recoveries or charge-offs.

DAYBRIGHT SECURITIES , LLC
(f/k/a MIDAMERICA SECURITIED LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Summary of significant accounting policies (concluded):

Major customers:
Two customers accounted for 53% and 47% of outstanding accounts receivable at December 31, 2025, respectively.

Income taxes:
The Company is a limited liability company and is considered a disregarded entity for federal and state income tax purposes; hence, the Company files no income tax returns. Per ASC 740-10-30-27A, "an entity is not required to allocate the consolidated amount of current and deferred tax expense to legal entities that are not subject to tax".

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Recent Accounting Pronouncements:
In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the Company is not subject to income taxes and thus this ASU has no material impact on the Company's financial statements.

In November 2024, the FASB issued ASU "2024-03", "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" ("ASU 2024-03"). The ASU is intended to enhance the transparency and decision usefulness of income statement expense disclosures by requiring greater disaggregation of certain expense categories. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, though early adoption is permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company expects the amendments will not require significant changes to its expense disclosures

Note 3 - Related party transactions:

As stated in Note 1, the Company receives securities-based compensation ("commissions") from third party broker-dealers (the "paying broker-dealers") under commission sharing arrangements. These commissions are generated by representatives of the paying broker-dealers who are agents of subsidiaries of the Parent (the "associated persons"). These commissions will be used by the Company to pay expenses incurred in support of the associated persons as outlined in commission sharing agreements between the Company, the associated persons, and the paying broker-dealers.

As agreed between the Company and the Ultimate Parent, the subsidiaries of the Ultimate Parent for which the associated persons are agents will also make expense payments to or in support of the associated persons for administrative services, compensation and benefits which include (but are not limited to) agent or administrative staff recruiting assistance, payment of overhead costs, insurance and retirement plan benefits, all of which are generally not provided by the third party broker-dealers. As these expenses are the responsibility of the Company under the commission sharing arrangements, the Company has agreed with the Ultimate Parent that the Company will make management fee payments to the subsidiaries of the Ultimate Parent for any amount of revenue collected by the Company in excess of costs directly incurred by the Company in support of the associated persons.

At December 31, 2025, there was $71,518 due from the Parent, no amount due to the Ultimate Parent and amounts payable to subsidiaries of the Ultimate Parent for management fees amounted to $1,576,645.

During the year the Company made $3,150,000 in capital distributions to the Parent and USRPE received a $125,000 capital contribution from the Ultimate Parent.

Note 4 - Net capital requirement:

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $2,320,228 which was $2,218,703 in excess of its minimum required net capital of $101,525. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.66 to 1.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 5 - Regulatory compliance:

The Company is not claiming an exemption from SEA Rule 15c3-3 because the Company does not hold customer funds or securities and its business activities are limited to receiving transaction-based compensation from other broker/dealers under a commission sharing arrangement limited to mutual funds and variable annuities.

Note 6 - Contracts:

The Company has a management agreement with its Ultimate Parent and its subsidiaries that provides space, staff support and various other general and administrative functions which help generate and support the commissions paid to the Company.

The Company has also entered into commission sharing arrangements with external broker-dealers in order to receive the commissions generated by the salesforce of its Parent and its subsidiaries.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Subsequent Events:

The Company evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the financial statements. Such evaluation was performed through February 27, 2026, the date that these financial statements were available to be issued. On February 5, 2026, the Company made a $1,000,000 distribution to the Parent.